UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission File Number 1-16619

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
(Full Title of the Plan)

Kerr-McGee Corporation
123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102
(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

INDEX

PAGE
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year
Ended December 31, 2005	5

Notes to Financial Statements	6

Supplemental Schedules

Schedule H, Line 4i -Schedule of Assets (Held at End of Year) at December 31, 2005

Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2005

All other schedules required by the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated by the Department of Labor have been omitted because they are inapplicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of Kerr-McGee Corporation Savings Investment Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Oklahoma City, Oklahoma
June 23, 2006

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005
(Thousands of dollars)

	Unallocated	Allocated	Total
ASSETS
Investments	$17,019	$494,335	$511,354

Dividends receivable	9	85	94

Interfund contributions receivable (payable)	(1,340)	1,340	-

Other assets	-	17	17

Total assets	15,688	495,777	511,465

LIABILITIES
Notes payable	25,163	-	25,163

Total liabilities	25,163	-	25,163

Net assets (deficit) available for benefits	$(9,475)	$495,777	$486,302

The accompanying notes are an integral part of these financial statements.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004
(Thousands of dollars)

	Unallocated	Allocated	Total
ASSETS
Investments	$14,589	$411,830	$426,419

Dividends receivable	111	-	111

Interfund contributions receivable (payable)	(828)	828	-

Interfund dividends receivable (payable)	(650)	650	-

Other assets	-	3	3

Total assets	13,222	413,311	426,533

LIABILITIES
Notes payable	31,550	-	31,550

Interest payable	72	-	72

Total liabilities	31,622	-	31,622

Net assets (deficit) available for benefits	$(18,400)	$413,311	$394,911

The accompanying notes are an integral part of these financial statements.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2005
(Thousands of dollars)

	Unallocated	Allocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Dividends	$127	$12,405	$12,532
Interest	3	357	360
Net appreciation in fair value of investments	7,898	82,952	90,850
	8,028	95,714	103,742

Employee contributions	-	21,248	21,248
Employer contributions	15,574	-	15,574
Interfund transfers	(12,258)	12,258	-

Total additions	11,344	129,220	140,564

Deductions:
Deductions from net assets attributed to:
Distributions to terminating and withdrawing
participants	-	46,754	46,754
Interest expense	2,419	-	2,419

Total deductions	2,419	46,754	49,173

Net increase in net assets
available for benefits	8,925	82,466	91,391

Net assets (deficit) available for benefits:
Beginning of year	(18,400)	413,311	394,911
End of year	$(9,475)	$495,777	$486,302

The accompanying notes are an integral part of these financial statements.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description and Basis of Presentation

The following description of the Kerr-McGee Corporation Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. The purpose of the Plan is to encourage and assist employees in accumulating retirement savings, to provide a means for employees to have an ownership interest in the Company and to reward employees for their service. The Plan, as amended and restated effective December 31, 2004, is intended to qualify under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code (the Code). The Plan includes an employee stock ownership plan (ESOP) feature.

The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors (the Board) of the Company. Accounting for and administration of the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the related trusts are borne by the Company.

Pending Merger - On June 22, 2006, the Company and Anadarko Petroleum Corporation (Anadarko) entered into an agreement which provides for the Company’s merger with a subsidiary of Anadarko. Under the terms of the agreement, each share of Kerr-McGee Corporation common stock (including shares held by Plan participants in the Plan) will be converted into the right to receive $70.50 in cash, without interest, subject to increase at the rate of $0.01255 per day for each day after August 10, 2006 that the merger has not been completed, but not exceeding $71.0271 per share. The transaction, which is subject to approval by the Company’s stockholders and other customary terms and conditions, is expected to close during the third quarter of 2006. Following completion of the merger, the Company will continue its operations as a wholly-owned subsidiary of Anadarko and will continue to operate the Plan in accordance with its terms until the Plan is amended or terminated by the action of the Company or Anadarko. Currently, the Company has no intentions to terminate the Plan.

Separation of Tronox Incorporated - In October 2005, the Board approved the separation of the Company’s chemical business through an initial public offering (IPO) of shares of Class A common stock of the Company’s then wholly-owned subsidiary, Tronox Incorporated (Tronox), followed by the distribution of its remaining equity interest in Tronox. The IPO of Tronox Class A common stock, representing 43.3% equity interest, was completed in November 2005, followed by Kerr-McGee’s pro-rata distribution of Tronox Class B common stock it owned to its stockholders on March 30, 2006 (the Distribution). Following completion of the Distribution, Kerr-McGee has no equity interest in Tronox. Employees of Tronox continued participating in the SIP until completion of the Distribution. Note 8 provides additional information about the effect of the Tronox separation on the Plan.

Basis of Presentation - The ESOP portion of the Plan represents a leveraged employee stock ownership plan that invests only in the common stock of the Company. The acquisition of Company common shares by the ESOP was funded in part using the proceeds of borrowings from institutional investors guaranteed by the Company and borrowings extended by the Company to the ESOP (see Note 5). Such shares are held in a trust established under the ESOP. As the ESOP makes each payment of principal and interest on the borrowings, an appropriate percentage of stock is allocated to eligible participant’s accounts, as more fully described below.

The borrowings are collateralized by the unallocated shares of stock. The lenders have no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

a)	the accounts of participants with vested rights in allocated Company stock and other investments (allocated) and

b)	the Company’s stock not yet allocated to participants (unallocated).

Eligibility - The Plan covers all U.S. non-bargaining employees of the Company from their initial date of employment.

Contributions - Eligible employees may make contributions to the Plan under the SIP pre-tax and/or SIP after-tax Savings Programs. Non-bargaining employees may direct to the Plan up to a maximum of 15% of eligible compensation, as defined in the Plan. Participants may direct their contributions to be invested in 1% increments in any of the investment options available under the Plan, including Company common stock.

Contributions to the SIP pre-tax Savings Program are from a participant's compensation, before income taxes. The annual SIP pre-tax Savings Program contribution is subject to an annual limitation in accordance with the Code, which was $14,000 for 2005. Participants aged 50 and over could make additional catch-up contributions up to a maximum of $4,000 in 2005. Contributions by non-bargaining employees in excess of amounts allowable under the Code are considered to be contributions to the SIP after-tax Savings Program. If a non-bargaining employee has authorized less than 15% of his or her compensation to be contributed to the SIP pre-tax Savings Program, he or she may contribute the remaining whole percentages up to 15% to the SIP after-tax Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. The Company’s matching contributions are invested in Company stock and are discussed below under ESOP Provisions.

Payment of Benefits - Upon termination of service, including terminations due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's vested account balance. Distributions can be made in a full or partial lump sum payment; however, if participants were receiving other forms of payments as of December 31, 2004, such payments will continue. Distribution from the ESOP portion of participant’s account may be made in stock at the participant’s election. Terminating participants with vested account balances of more than $5,000 may defer distribution until age 70½.

Vesting and Forfeitures - Participants are fully vested at all times in their contributions to the Plan, the Company’s matching contribution and earnings thereon.

Participant Loans - Participants may borrow from the Plan against their contributions to the SIP pre-tax and SIP after-tax Savings Programs and against their vested interest in the Company’s matching contributions held in the Plan. New loans to participants bear interest at a fixed rate equal to the U.S. prime rate (as published in The Wall Street Journal), plus 1.0%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 6.75% for 2005. The interest rate on loans outstanding at December 31, 2005 ranged from 5% to 10.5%. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan is limited pursuant to a policy established by the Committee and is in accordance with the Code. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.

ESOP Provisions

Employer Contributions - The Company matches 100% of a non-bargaining employee’s contribution to the SIP up to 6% of the employee’s compensation as defined under the Plan. Employer matching contributions are initially invested in Company stock in the ESOP portion of the Plan, but may be subsequently diversified by participants, as further discussed below.

Diversification - The Plan provides certain of its participants with an opportunity to diversify up to 25% of their year-end Kerr-McGee stock balance in the ESOP into other investment options available in the SIP. The election to diversify must be made by such employees annually. The amount diversified during 2005 is presented as Diversification from ESOP in the Changes in Net Assets attributable to non-participant-directed matching contributions, as presented in Note 4. Participants who are at least age 55 with 10 years of participation in the Plan may withdraw a portion of Company shares allocated to their accounts over a period of six years. Up to 25% of shares allocated to such participants’ accounts may be withdrawn, less any shares previously withdrawn. In the sixth year, the percentage changes to 50%.

Participant Accounts - As discussed above, initial acquisition of Company stock by the ESOP was funded with the proceeds of the borrowings. Such shares, until allocated to participants’ accounts, are held in a loan suspense account as unallocated shares. The Company’s matching contributions, in part, and dividends paid on the common stock held in the loan suspense account are used to repay debt. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants’ accounts at fair value as the Company matches contributions made to the SIP by participants.

Dividends paid on the common stock held in participants’ accounts are also used to repay debt. Stock with a fair value equal to the amount of the dividend is allocated to the participants’ accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants’ accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on debt. All stock released from the loan suspense account within the year must be allocated to participants’ accounts by year-end. If the number of shares released is more than the required matching and dividend allocation, the excess is allocated to participants.

Plan Termination - The Company has no intentions to terminate the Plan, but has the right, subject to Anadarko’s consent to any material modification to the Plan provisions, to alter, amend, modify, revoke or terminate the Plan at any time by action of the Board. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. Any unallocated funds remaining in the Plan following distribution to all participants may be disposed of as directed by the Company. The Company has no continuing liability under the Plan after the final disposition of Plan assets.

2.	Significant Accounting Policies

Basis of Presentation - The financial statements of the Plan are prepared following the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trusts are valued by the issuer based on the fair values of the underlying investments of the trusts using quoted market prices. The Company stock is valued at its quoted market price. Loans to participants are valued at their outstanding balances which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are determined using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unless indicated otherwise, historical share and per-share information presented in these financial statements and the accompanying schedule of assets (held at end of year) has been revised to reflect the June 2006 two-for-one stock split of Kerr-McGee Corporation common stock. Note 8 provides additional information regarding the stock split.

Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid at the fair value of assets distributed.

3.	Investments

The following presents investments of the Plan that individually exceed 5% of net assets available for benefits at December 31, 2005 and 2004.

	December 31, 2005			December 31, 2004
(Thousands of dollars)	Shares/Units	Fair Value		Shares/Units	Fair Value

Kerr-McGee Corporation Common Stock
Common stock fund	1,137,110	$51,659		1,824,400	$52,716
ESOP - Allocated (a)	2,238,698	101,705		2,838,580	81,962
ESOP - Unallocated (a)	374,626	17,019		504,898	14,589
Total Kerr-McGee common stock		170,383			149,267
Fidelity Growth Company Fund	345,657	21,994	(b)	361,092	20,246
Fidelity Balanced Fund	1,990,632	37,344		1,717,441	30,605
Fidelity Diversified International Fund	862,271	28,058		690,105	19,765
Fidelity Mid-Cap Stock Fund	-	-	(b)	1,005,620	23,582
Managed Income Portfolio II	85,541,795	85,542		59,750,937	59,751
Spartan U.S. Equity Index Fund	589,806	26,046		597,655	25,615
AIM Basic Value Fund	1,504,308	51,477		1,340,974	43,474

(a)	Fund is nonparticipant-directed (see Note 4).
(b)	Fair value of the Plan's investment does not exceed 5% of net assets available for benefits at the balance sheet date indicated, but is presented for comparative purposes.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in these financial statements.

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands of dollars):

Kerr-McGee Corporation common stock	$79,720
Registered investment companies and common collective trusts	11,130
$90,850

On April 15, 2005, the Company commenced a tender offer for its common stock, for an aggregate purchase cost of up to $4 billion. The Company’s offer to purchase extended to the common stock held by the Plan. Participants in the Plan had the right to direct the Plan trustees whether or not to tender some or all of the shares attributable to their individual account. The tender offer was completed on May 24, 2005 at a per-share purchase price of $42.50. Under the tender offer, approximately 710,000 shares of the Company’s stock held by Plan participants were repurchased by the Company. Proceeds from the repurchase were directed to participant’s accounts and invested at the direction of the participants.

4.	Nonparticipant-directed Investments

The ESOP is the only fund containing nonparticipant-directed investments. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments, is as follows (in thousands of dollars):

	December 31, 2005
	Unallocated	Allocated	Total

Net Assets:
Kerr-McGee Corporation common stock	$17,019	$101,705	$118,724
Dividends receivable	9	56	65
Interfund contributions receivable (payable)	(1,340)	1,340	-
Notes payable	(25,163)	-	(25,163)
Net assets (deficit) available for benefits	$(9,475)	$103,101	$93,626

	December 31, 2004
	Unallocated	Allocated	Total

Net Assets:
Kerr-McGee Corporation common stock	$14,589	$81,962	$96,551
Dividends receivable	111	-	111
Interfund contributions receivable (payable)	(828)	828	-
Interfund dividends receivable (payable)	(650)	650	-
Notes payable	(31,550)	-	(31,550)
Interest payable	(72)	-	(72)
Net assets (deficit) available for benefits	$(18,400)	$83,440	$65,040

	Year ended
	December 31, 2005
	Unallocated	Allocated	Total
Changes in Net Assets:
Dividends	$127	$1,454	$1,581
Interest income	3	-	3
Net appreciation	7,898	44,068	51,966
Employer contributions	15,574	-	15,574
Distributions	-	(11,154)	(11,154)
Loans to participants	-	(22)	(22)
Interest expense	(2,419)	-	(2,419)
Interfund transfers	(12,258)	12,258	-
Diversification from ESOP	-	(26,943)	(26,943)
	$8,925	$19,661	$28,586

5.	Notes Payable

Notes payable outstanding at December 31, 2005 and 2004 consisted of the following (in thousands of dollars):

	Period	Outstanding Principal
	Installments Due	2005	2004
9.61% Series B notes	July 1998 - January 2005	$-	$1,500
8.43% Oryx Series A sponsor notes	January 1997 - July 2006	1,390	4,521
8.71% Oryx Series B sponsor notes	August 2005 - July 2008	8,864	9,856
8.78% Oryx Series C sponsor notes	August 2008 - July 2011	14,909	15,673
		$25,163	$31,550

Oryx sponsor notes were assumed in connection with the Company’s merger with Oryx Energy Company (Oryx) in 1999. Following the merger, the Oryx Capital Accumulation Plan (CAP plan) was merged into the ESOP and the SIP. On August 1, 1989, the CAP plan borrowed $110 million by privately placing ESOP notes with Oryx. The borrowing consisted of Series A, Series B and Series C sponsor notes due in installments as summarized above. Maturities of notes payable due after December 31, 2005, are $3.7 million in 2006, $4.0 million in 2007, $4.4 million in 2008, $4.7 million in 2009, $5.2 million in 2010 and $3.1 million thereafter.

6.	Tax Status

The Plan obtained its latest determination letter dated September 18, 2003, in which the Internal Revenue Service (IRS) stated that the Plan is a qualified plan under provisions of Section 401(a) and is exempt from Federal Income taxes under provisions of Section 501(a) of the Code. The Plan was amended subsequent to this determination by the IRS. The Committee believes the Plan, as amended, is designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax-exempt.

7.	Party-in-Interest Transactions

Certain Plan investments are shares of Company common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, transactions in such investments managed by Fidelity Investments qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

8.	Subsequent Events

As discussed in Note 1, in June 2006, the Board approved the Company’s merger with a subsidiary of Anadarko, which is expected to close during the third quarter. Refer to Note 1 for additional information about this pending transaction.

On May 9, 2006, the Board authorized a two-for-one split of Kerr-McGee’s outstanding common stock. The stock split was accomplished through a stock dividend issued on June 14, 2006 to stockholders of record at the close of business on June 2, 2006. As a result, the number of shares of Kerr-McGee Corporation common stock held by the Plan doubled, while the cost basis of each individual share decreased 50%. Unless indicated otherwise, historical information presented in these financial statements and the accompanying schedule of assets (held at end of year) has been revised to reflect the stock split.

The Board also approved a 25% increase in the Company's quarterly dividend effective with the dividend payable on July 3, 2006. On a post-split basis, the quarterly dividend will increase from $.025 per share to $.03125 per share.

As discussed in Note 1, the Company completed the Distribution of Tronox Class B common stock. As a result, holders of Kerr-McGee common stock as of March 20, 2006 received a dividend of .20164 of a share of Tronox Class B common stock for each share of Kerr-McGee common stock they owned (on a pre-split basis). The Plan received a total of approximately 341,000 shares of Tronox Class B common stock, which were sold by the trustees with proceeds reinvested in approximately 58,000 shares of Kerr-McGee common stock (on a pre split basis).

In connection with the Distribution, in March 2006, Tronox employees participating in the Plan were provided with a one-time rollover election to transfer their investments to the newly established Tronox Savings Investment Plan. As a result, investments valued at approximately $32 million were transferred out of the Plan.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Employer Identification Number 73-1612389)
(Plan Number 007)

December 31, 2005
(Thousands of dollars)

		(c)		(e)
	(b)	Description of investment including maturity date,	(d)	Current
(a)*	Identity of issue, borrower, lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Value

*	Kerr-McGee Corporation	Common stock (ESOP allocated) - 2,238,698 shares	$57,283	$101,705
*	Kerr-McGee Corporation	Common stock (ESOP unallocated) - 374,626 shares	14,272	17,019
*	Kerr-McGee Corporation	Common stock - 1,137,110 shares	nr	51,659
*	Fidelity Investments	Fidelity Growth Company Fund - 345,657 shares	nr	21,994
*	Fidelity Investments	Fidelity Balanced Fund - 1,990,632 shares	nr	37,344
*	Fidelity Investments	Fidelity Diversified International Fund - 862,271 shares	nr	28,058
*	Fidelity Investments	Managed Income Portfolio II - 85,541,795 shares	nr	85,542
*	Fidelity Investments	Spartan U.S. Equity Index Fund - 589,806 shares	nr	26,046
	Pacific Investment Management Company	Pimco Total Return Fund- 1,323,972 shares	nr	13,902
	BAMCO, Inc.	Baron Growth Fund - 328,437 shares	nr	14,911
	Fleet Investment Advisors Inc.	Columbia Small-Cap Fund - 274,952 shares	nr	5,081
	AIM Advisors, Inc.	AIM Basic Value Fund - 1,504,308 shares	nr	51,477
	Artisan Funds, Inc.	Artisan Mid-Cap Fund - 720,537 shares	nr	22,279
	Dreyfus	Dreyfus Premier Small-Cap Value Fund - 224,657 shares	nr	4,821
	Hotchkins & Wiley	Hotchkins & Wiley Mid-Cap Fund - 750,181 shares	nr	21,155
	Hotchkins & Wiley	Hotchkins & Wiley Large-Cap Fund - 64,717 shares	nr	1,515
*	Various Participants	Participant loans - interest rates from 5% to 10.5%	nr	6,846
				$511,354

* Party-in-interest

nr - disclosure is not required for participant-directed investments

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

(Employer Identification Number 73-1612389)
(Plan Number 007)

For the Year Ended December 31, 2005
(Thousands of dollars)

					(h)
		(c)	(d)	(g)	Current value	(i)
(a)	(b)	Purchase	Selling	Cost of	of asset on	Net gain
Identity of party involved	Description of asset	price	price	asset	transaction date	or (loss)

Category (iii) - Series of transactions in excess of 5% of the Plan assets:

*Kerr-McGee Corporation	Common Stock	$8,109	$-	$8,109	$8,109	$-

*Kerr-McGee Corporation	Common Stock	$-	$35,650	$22,424	$35,650	$13,226

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2005.

Columns (e) and (f) are not applicable.

* Identifies party-in-interest transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                                       By  (Robert M. Wohleber)
Robert M. Wohleber
Chairman of the Kerr-McGee Corporation
Benefits Committee

Date: June 28, 2006